Arca U.S. Treasury Fund

4151 Redwood Ave., Suite 206

Los Angeles, CA 90066

July 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sonny Oh

Re:	Arca U.S. Treasury Fund Registration Statement on Form N-2 File Nos. 333-236320 and 811-23392

Dear Mr. Oh:

Arca U.S. Treasury Fund (the “Fund”), pursuant to Rule 461 under the Securities Act of 1933, as amended, requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 9:00 a.m., Eastern time, on July 6, 2020, or as soon thereafter as practicable. The Fund also requests the Commission to specifically confirm such effective date and time to the Fund in writing.

The Fund acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kelley A. Howes (303-592-2237) or Susan I. Gault-Brown (202-887-1597) of Morrison & Foerster LLP with any questions or comments. Thank you for your assistance with this filing.

Sincerely yours,

Arca U.S. Treasury Fund

By:	/s/ Philip Liu
Philip Liu
President and
Chairman of the Board of Trustees

cc: Morrison & Foerster LLP

July 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonny Oh

Re:	Arca U.S. Treasury Fund Registration Statement on Form N-2 File Nos. 333-236320 and 811-23392

Dear Mr. Oh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Ceros Financial Services, Inc. as the principal underwriter of the offering pursuant to the above-referenced Registration Statement on Form N-2, as amended (the “Registration Statement”), hereby join in the request of Arca U.S. Treasury Fund that the effective date of the Registration Statements be accelerated so that the Registration Statements become effective at 9:00 a.m. (Eastern time) on July 6, 2020 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we confirm that we have not distributed to any potential investor or distributor a preliminary prospectus included in any pre-effective amendment to the Registration Statement filed with the Securities and Exchange Commission.

Very truly yours,

Ceros Financial Services, Inc.

By	/s/ Catherine Ayres-Rigsby
Name: Catherine Ayers-Rigsby
Title: President

CEROS FINANCIAL SERVICES INC.

9601 Blackwell Rd • Suite 325 • Rockville, MD

Phone: 866.842.3356 • Fax: 301.424.3817 • www.cerosfs.com

Member FINRA/SIPC/NFA